

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via E-mail</u>
Richard J. Hittner
Chief Accounting Officer
Lazard Ltd
30 Rockefeller Plaza
New York, NY 10020

      Re: Lazard Ltd
              Form 10-K for the Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 1-32492

Dear Mr. Hittner:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Rufus Decker

              Rufus Decker
              Accounting Branch Chief